22 May 2007 Date

RECEIVED
2007 MAY 30 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

+46 8 614 97 44 Tel
+46 8 614 87 70 Fax
camilla.wahlstedt@nordea.com

C/O Elliot Staffin, Special Counsel
Office of International Corporate Finance,
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE Washington
DC 20549-3628, USA

07023896

SUPPL

Dear Mr Staffin,

Nordea Bank AB (publ) - Application to Amend Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (File No. 082-04184)

Nordea Bank AB (publ) ("Nordea") would like to file for an amendment to its exemption pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934. Pursuant to the new Rule 12g3-2(b) Nordea wishes to publish information electronically, as from the effective date. All the required information is available in English and can be found on the home page already today.

The information will be published on the following Internet Web page address: www.nordea.com

We would be grateful if the Staff of the SEC would confirm the amendment of Nordea's exemption pursuant to Rule 12g3-2(b) as soon as practicable. Please contact Camilla Wahlstedt at +46 8 614 97 44 with any questions or comments that you may have concerning this letter.

PROCESSED
JUN 01 2007
THOMSON
FINANCIAL

Yours sincerely,

Nordea Bank AB (publ)

Kari Suominen
Chief Legal Counsel

Camilla Wahlstedt
Legal Counsel

END